KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

November 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

Registration Statement on Form S-1

Filed October 14, 2009

File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic”), we provide the Company’s responses to the letter dated November 10, 2009 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Registration Statement

General

1.              We note your cover letter to us dated October 14, 2009.  Please provide us with additional analysis explaining why Baltic Trading should not be deemed to be a shell company, including an explanation of the treatment of deposits under GAAP.  Please confirm that in the event that Baltic Trading does not make deposits for vessels prior to effectiveness, you

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will revise your filing to disclose that you are a shell company or provide us with additional analysis explaining why such disclosure is not necessary.

Baltic expects to purchase one or more vessels from third parties under contracts to be signed before marketing the offering and is seeking suitable vessels to purchase.  Drybulk vessels are routinely traded in a developed market.  It is customary for vessel purchases to close four or more weeks after signing a purchase contract.  Given the timing of the public offering process, Baltic determined not to enter into contracts to purchase vessels prior to the initial filing of the Registration Statement.  Likewise, to date, Baltic has not entered into any arrangements or contracts for vessel acquisitions.

In connection with the acquisition contracts to be signed before the marketing of the offering, Baltic expects to fund a deposit anticipated to be $2.5 million or more per vessel and/or consummate one or more vessel purchases prior to effectiveness of Baltic’s registration statement.  In an amendment prior to marketing, Baltic intends to revise its prospectus to include material details regarding vessel purchase contracts and vessels to be acquired.

We have considered the question of whether Baltic may be deemed to be a “shell company” within the meaning of Rule 405 under the Securities Act of 1933, as amended.  We believe the issue requires consideration because at the date that the Registration Statement was originally filed as well as the current date, Baltic has not yet entered into any vessel purchase contracts, does not own any vessels, and has not yet commenced operations.  Baltic will clearly not be a shell company at the time of effectiveness of the Registration Statement.

Rule 405 provides that a shell company is a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.  The note to this definition states that the determination of a registrant’s assets for purposes of this definition is to be based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

Shell companies are subject to a number of limitations for up to three years even after they have ceased to be shell companies, including unavailability of the safe harbors of Rules 137, 138, and 139 for research reports by brokers or dealers; unavailability of the safe harbor of Rule 163A for communications by an issuer more than 30 days before the filing of a registration statement; limitations on the use of Form S-3, Form S-8, and free writing prospectuses; unavailability of Rule 144 to holders of the issuer’s restricted securities; and ineligibility to become a well-known seasoned issuer.  A “business combination related shell company” as defined in Rule 405, which includes a shell company formed solely for the purpose of entering into certain business combinations described in Rule 145, is not subject to these limitations.

As described above, prior to effectiveness of the Registration Statement, Baltic will make deposits expected to be $2.5 million or more per vessel and/or acquire one or more vessels. From the date of these actions, its balance sheet prepared in accordance with GAAP will reflect assets other than cash, cash equivalents, or nominal assets and therefore, Baltic will not be a shell company.  As an advance payment, a vessel deposit would be treated as an asset under GAAP as it embodies the future economic benefit of reducing the remaining future payments associated with contracted purchase price of the vessel.  However, a vessel deposit would not be considered cash or a cash equivalent under GAAP as the deposit would generally not be refundable upon cancellation of the transaction by the buyer and therefore would be highly illiquid.  See The Accounting Standards Codification subtopic 305-10, Cash and Cash Equivalents.

Rule 405 can be read to treat the date at which Baltic acquires non-cash assets which are not nominal as the date at which it ceases to be a shell company.  We think this would not be an appropriate interpretation of the rules, because:

•                  The issue discussed turns only on the timing of acquiring these assets (the deposits and/or vessels) prior to marketing the offering.  This timing issue has no effect on investors. (1)

•                  The structure proposed by Baltic does not represent the type of abuse for which the shell company rules were adopted.  These abuses involving “pump and dump” and similar schemes, were described in Release No. 33-8407, Use of Form S-8 and Form 8-K by Shell Companies. Baltic has been formed by an operating company, intends to have substantial assets at the time of marketing of the offering and is to be an operating company subsidiary of Genco, established to operate a fleet with minimal leverage in the spot charter market.  It is readily distinguishable from the abusive schemes.

(1) We note that for purposes of the definition of a “shell company” Baltic must be a “registrant” under Rule 405 and, as a technical matter, it may be inappropriate to treat it as such for these purposes until the closing of the offering.  This is because Rule 405 defines a registrant as “the issuer of the securities for which the registration statement is filed.”  Of course, as a technical matter, Baltic will not become the issuer of the securities to be registered until they are issued at closing.  This would be after Baltic acquired assets in the form of deposits or vessels.

•                  But for Baltic’s plan to use cash rather than its own securities to acquire vessels, Baltic would qualify as a business combination related shell company as it has been formed to accomplish transfers of assets as mentioned in Rule 145.  It might therefore also be appropriate to clarify that Baltic may be treated as a business combination related shell company and therefore would not be subject to the restrictions discussed.

Our review of this issue has not identified any cases or no-action letters addressing this issue.  For the reasons above, we believe that deeming Baltic not to have been a shell company or deeming it to be a business combination related shell company, is consistent with the protection of investors.

In the event Baltic does not make a deposit for at least one vessel or acquire at least one vessel prior to effectiveness, Baltic will revise the Registration Statement to disclose that it is a shell company or provide additional analysis explaining why such disclosure is not necessary.

2.              Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Baltic will continue to consider these requirements.

Front Cover Page of the Registration Statement

Calculation of Registration Fee

3.              Please revise footnote 4 to define the term Common Stock Purchase Rights and briefly discuss the Common Stock Purchase Rights in The Offering section on page 6. Also, please revise the fee table to include a citation to footnote 5.

The disclosure has been revised in response to this comment.  Please see the front cover page and page 6 of the Registration Statement.

Prospectus

Summary, page 1

4.              Please revise to explain why you are choosing to sell shares to the public prior to purchasing ships or getting a bank line of credit. If you believe that drybulk ships are fungible and it does not make a material difference how old the ship is or its condition, please so state. If you believe otherwise, please revise to explain why you have not identified and described the vessels in this registration statement.

We respectfully note that Baltic intends to identify one or more of the vessels to be acquired and execute a commitment letter for a credit facility prior to commencing the road show in connection with this offering.  The disclosure on page 2 of the Registration Statement has therefore been revised in response to this comment.

5.              Revise to disclose the terms of the Management Agreement in the Summary section.

The disclosure has been revised in response to this comment.  Please see page 1 of the Registration Statement.

Our Relationship with Genco Shipping & Trading Limited, page 1

6.              Provide support for your statement in the last sentence that Genco’s management team includes executives who have demonstrated “substantial ability” or delete. Similarly provide support for your statement regarding the “substantial ability” of your management team in the second bullet on page 2 or delete. Revise throughout your filing.

The statements regarding “substantial ability” have been deleted in response to this comment.  Please see pages 1, 2, and 67 of the Registration Statement.

Our Competitive Strengths, page 2

7.              Either revise to remove the repeated statements of experience or to disclose the named figures’ experience in working for two different and potentially conflicting public entities.

The disclosure has been revised in response to this comment.  Please see pages 2 and 67 of the Registration Statement.

8.              Refer to your disclosure in the second bullet and on page 61. Please revise to clarify that Mr. Wobensmith is currently the company’s sole executive officer and that you have not yet established a management “team.” Delete references to the management “team” throughout the filing. Also, clarify that Mr. Wobensmith is the sole member of your management, rather than one of its key members.

The disclosure has been revised in response to this comment.  Please see pages 2, 4, 26, 29, 67, and 69 of the Registration Statement.

9.              It appears that you are using words like “expect” or “intend” as if they convey existing strengths. Please revise. Existing companies may have competitive strengths; it appears you have hopes or aspirations.

The disclosure has been revised in response to this comment.  Please see pages 2, 3, 67, and 68 of the Registration Statement.

10.       Please remove marketing language such as “significant” and “substantial” from the last bullet on page 2. We consider marketing language to be inappropriate in a disclosure document. Similarly revise throughout your filing.

The disclosure has been revised in response to this comment.  Please see pages 2, 3, 66, 67, and 68 of the Registration Statement.

11.       Refer to the fifth bullet. Please delete references to any company unless Baltic Trading has established commercial relationships with these entities. Provide support for your statement in the second to last sentence that Genco has leveraged its relationships with certain entities to enter into charters at favorable rates and generate sizable returns to its shareholders or indicate that it is based solely upon your belief. Similarly revise the last sentence of the sixth bullet. Revise your disclosure on page 62 for consistency.

The disclosure has been revised in response to this comment.  Please see pages 3 and 67 of the Registration Statement.

Business Strategy, page 3

12.       Please revise to explain why your strategy of deploying your vessels in the spot market, where they are subject to the greatest fluctuations in revenue, is consistent with the strategy of maintaining a strong balance sheet.

The disclosure has been revised in response to this comment.  Please see pages 3 and 68 of the Registration Statement.

13.       We suggest adding disclosure concerning your strategy in the event that the current world economic slump continues or if the US dollar continues to decline.

The disclosure has been revised in response to this comment.  Please see pages 3, 4 and 68 of the Registration Statement.

Our Arrangement with Genco, page 4

14.       Revise to provide quantitative information regarding the number of Class B Stock Genco Investments LLC will receive in exchange for its capital contribution.  Revise the fourth sentence under this heading to clarify, if true, that Genco will be the sole holder of your Class B Stock.

Genco Investments LLC is expected to receive a number of shares of Class B Stock in exchange for its $75 million capital contribution equal to $75 million divided by the minimum offering price per share of the range to be set forth on the cover of the preliminary prospectus used to market the offering less the estimated maximum underwriting discount. This amount has not been determined at this time. Before marketing of the offering commences, Baltic will file a prospectus including this range and the number of shares of Class B Stock to be held by Genco Investments LLC.

The disclosure has been revised in response to this comment to indicate that only Genco, Genco Investments LLC, or other entities controlled by Genco will hold Class B Stock.  Please see page 5 of the Registration Statement.

Increased Inspection Procedures and Tighter Import and Export, page 11

15.       Please include a discussion of the enhanced inspection and security measures and increased import and export controls which were implemented in the United States after September 11, 2001.

The disclosure has been revised in response to this comment.  Please see pages 11 and 12 of the Registration Statement.

Increases In Fuel Prices Could Adversely Affect Our Profits, page 14

16.       Please update this risk factor to discuss how the recent volatility in fuel prices has affected shipping costs and industry profits.

The disclosure has been revised in response to this comment.  Please see page 15 of the Registration Statement.

Our Executive Officers and the Officers of Our Manager, page 18

17.       Please provide an estimate of the amount of time your executive officers and the officers of your manager will spend on managing your business activities and the amount of time that will be allocated to Genco’s business activities. Similarly, revise your disclosure in the second to last paragraph on page 75 to provide an estimate of the approximate percentage of time Mr. Wobensmith will spend on each business on a weekly or monthly basis.

The disclosure has been revised in response to this comment.  Please see pages 20 and 80 of the Registration Statement.

18.       Revise the first bullet to briefly describe how you have limited the fiduciary duties of your President and CFO and certain directors. Confirm to us, if true, that Marshall Islands corporate law permits the limitation of fiduciary duties of directors and officers of public companies in the way you propose.

The disclosure has been revised in response to this comment.  Please see pages 20 and 98 of the Registration Statement.  The Marshall Islands Business Corporations Act (the “BCA”) provides for general powers of a Marshall Islands corporation and expressly allows for limitations on these powers in the corporation’s articles of incorporation.  While the BCA does not specifically refer to limitations on corporate opportunities, the BCA by its terms is to be applied and construed to be uniform with the laws of the State of Delaware and other states of the United States with substantially similar legislative provisions.  The General Corporation Law of the State of Delaware expressly permits a corporation to renounce corporate opportunities.

The Fiduciary Duties of Our Officers and Directors May Conflict, page 19

19.       Please briefly describe material instances in which the fiduciary duties of your officers and directors may conflict with their fiduciary duties to Genco and whether you have any mechanisms in place for resolving these conflicts.

The disclosure has been revised in response to this comment.  Please see pages 20 and 21 of the Registration Statement.

Our Manager Has Rights To Terminate the Management Agreement, page 19

20.       Please provide quantitative information regarding the potential termination fee in the event that the Manager or you elect to terminate the Management Agreement.

The disclosure has been revised in response to this comment.  Please see page 21 of the Registration Statement.

We Expect To Maintain All Of Our Cash With A Limited Number, page 22

21.       Revise to disclose the country or countries in which you expect to maintain your cash balances and provide a brief discussion of any material banking regulations so investors can have a better understanding of the risk.

The disclosure has been revised in response to this comment to disclose the relevant countries.  Please see page 24 of the Registration Statement.  Baltic does not believe that maintaining deposits in financial institutions in these countries poses any unusual regulatory risk.

Provisions of Our Amended and Restated, page 28

22.       Please revise your disclosure under the sub-heading Blank Check Preferred Stock to discuss your proposed agreement with Genco not to issue shares of preferred stock without Genco’s prior consent, including potential conflicts of interest between the company and Genco that could impact a merger or acquisition that a shareholder may consider in its best interest.

The disclosure has been revised in response to this comment.  Please see pages 30 and 33 of the Registration Statement.

Use of Proceeds, page 33

23.       We note that at or prior to the closing of the offering, Genco will make a capital contribution to you of $75,000,000. If a material amount of this capital contribution will be used to accomplish the corporate purposes specified in the Use of Proceeds section, please revise to state the amount and source of these other funds.

The disclosure has been revised in response to this comment.  Please see page 36 of the Registration Statement.

Our Dividend Policy, page 35

24.       Please consider including a sample tabular presentation of how your “Cash Available for Distribution” would be calculated in payment of quarterly dividends, notwithstanding the various limitations and restrictions.

The disclosure has been revised in response to this comment.  Please see page 39 of the Registration Statement.

General and Administrative Expenses, page 40

25.       Please disclose quantitative information regarding your anticipated general and administrative expenses for the next twelve months, including your monthly “burn rate.”

The disclosure has been revised in response to this comment.  Please see page 45 of the Registration Statement.

Management, page 75

26.       Please revise the last paragraph on page 75 to briefly describe any safeguards you will put in place to ensure that your officers devote the amount of time to the management of your business and affairs which is necessary for the proper conduct thereof, such as minimum time requirements or conflict resolution and scheduling guidelines, or state that no such safeguards will exist.

The disclosure has been revised in response to this comment.  Please see page 80 of the Registration Statement.

27.       Please revise your disclosure regarding the biographical information of Mr. Georgiopoulos to remove marketing language such as “bellwether” and “industry leader.”

The disclosure has been revised in response to this comment.  Please see page 81 of the Registration Statement.

Board of Directors and Committees, page 77

28.       We note your disclosure in the second sentence of the first risk factor on page 19 that one of your independent directors serves as an executive officer or director of Genco. Please disclose the name of your current independent director under this heading. Alternatively, delete this reference on page 19 and clarify that your board currently has no independent directors.

The disclosure has been revised in response to this comment.  Please see page 20 of the Registration Statement.

29.       We note your disclosure in the last paragraph on page 77 that the board is not obligated to seek the approval of the conflicts committee on any matter. Please describe any guidelines that the board will use to determine whether to bring a matter before the committee. Also, disclose whether the board may override the committee’s determination that a matter is not fair and reasonable to the company.

The disclosure has been revised in response to this comment.  Please see page 83 of the Registration Statement.

Certain Relationships and Related-Party Transactions, page 83

30.       Please describe your policies and procedures for the review, approval, or ratification of any transactions with related persons. Refer to Item 404(b) of Regulation S-K.

The disclosure has been revised in response to this comment.  Please see page 92 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 85

31.       Please revise the table to indicate, by footnote or otherwise, the beneficial ownership of Genco Investments LLC. Provide beneficial ownership information as of the most recent practicable date, as well as immediately following the closing of the offering and the related transactions, Include the address of the beneficial owner(s) of more than five percent of your voting securities and revise the table to name each director and executive officer.

The disclosure has been revised in response to this comment.  Please see pages 93 and 94 of the Registration Statement.

32.       Refer to footnote 1. Please revise the table to indicate the number of shares beneficially owned by Genco which are held by Messrs. Georgiopoulos, Mavroleon and Wobensmith.

The disclosure has been revised in response to this comment.  Please see page 93 of the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

33.       Please include the city and State where issued of your independent registered public accounting firm. See Rule 2-02(a) of Regulation S-X.

The disclosure has been revised in response to this comment.  Please see page F-2 of the Registration Statement.

34.       Please consider disclosing on the “Index to Balance Sheet” page, a brief explanation as to why the filing excludes statements of operations, cash flows, and shareholders’ equity. That is, such narrative disclosure could include indicating the date the Company was incorporated and that other than the initial capital contribution of $1 made indirectly by Genco, you have no assets or liabilities and have not commenced any operations as of the balance sheet date.

The disclosure has been revised in response to this comment.  Please see page F-1 of the Registration Statement.

Part II. Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules

Exhibit 4.3

35.       Please clarify, if true, that the Form of Subscription Agreement for Class B Stock is between Baltic Trading Limited and Genco Investments LLC. Similarly revise your disclosure in the third to last sentence of the first paragraph on page 27. Also, please advise us whether Exhibit 4.3 and Exhibit 10.3 are different subscription agreements or delete Exhibit 10.3.

The disclosure has been revised in response to this comment.  Please see pages 29 and II-3 and the Exhibit Index of the Registration Statement.

Exhibit 23.1

36.       Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company has noted the Staff’s comment.  A currently dated accountants’ consent is being filed with the Amendment in response to this comment.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc: Mr. John C. Wobensmith

Enclosures:	One clean copy of the Registration Statement
Two marked copies of the Registration Statement